Exhibit 99.38

FOURTH FACTORING AMENDING AGREEMENT

THIS FOURTH FACTORING AMENDING AGREEMENT (this “Fourth Amending Agreement”) is dated as of April 2, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”). The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated August September 27, 2023 (the “Amending Agreement”);

AND WHEREAS the Parties entered into a second factoring amending agreement dated November 29, 2023 (the “Second Amending Agreement”);

AND WHEREAS the Parties entered into a third factoring amending agreement dated December 22, 2023 (the “Third Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Fourth Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Section 4.5 in the Factoring Agreement is hereby deleted and replaced with the following:

“4.5	The Seller and Factor acknowledge and agree that concurrent with the execution of this Agreement (the “Initial Closing Date”), Approved Accounts in the aggregate amount of $11,986,052.44 (the “Initial Approved Accounts”) as set out in Schedule 3 hereto shall be sold to the Factor effective as of the date of this Agreement in consideration of the payment by the Factor of a Purchase Price in the aggregate amount of $7,303,340.95 (the “Initial Purchase Amount”) to the Seller consisting of the following:

4.5.1       a cash payment of $4,638,340.95 payable to Garfinkle Biderman LLP in trust, to be paid by the Factor and made pursuant to a direction to be provided by the Seller at closing to repay outstanding indebtedness of the Seller, which was completed on August 28, 2023;

4.5.2       a cash payment of $1,665,000 payable to the Seller by wire, or as the Seller directs, in tranches, on or before January 31, 2024, which was completed;

4.5.3       a cash payment of $525,000 payable to the Seller by wire, or as the Seller directs, in tranches, on or before March 19, 2024, which was completed; and

4.5.4       a cash payment of $475,000 payable to the Seller by wire, in tranches, on or before April 30, 2024.”

2.	The Parties hereby confirm that all payments pursuant to Section 4.6 in the Factoring Agreement, as amended pursuant the Section 4 of the Second Amending Agreement, have been made.

3.	Schedule 3 in the Factoring Agreement, as amended pursuant to Section 8 of the Second Amending Agreement, is hereby deleted and replaced with “Schedule 3 (revised April 2024)” attached hereto, which includes the repurchase of the following Initial Approved Accounts that were subject to a Recourse Notice prior to the date hereof:

Invoice Category	Invoice number	Date	($USD)	($CAD)
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29
Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13
Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79
Equipment – DRC		TOTAL	$838,580.06	$1,132,083.08

4.	Pursuant to Section 9 of the Second Amending Agreement, the Factor hereby waives any applicable payment on any Initial Approved Account listed on Schedule 3 (revised Nov 2023) of the Second Amending Agreement listed as MINTA, effective as of February 1, 2024, and the Factor exercises its option to allow the Seller to receive the applicable payment, as such an amount equal to each applicable payment plus US$15,000 will be added to the face value of the Approved Accounts as shown on “Schedule 3 (revised April 2024)” attached hereto. The Seller hereby confirms the additional amounts effective as of February 1, 2024.

5.	Section 10.8 in the Factoring Agreement is hereby deleted and replaced with the following:

“10.8	Without the prior written consent of the Factor, the Seller will not be permitted to convert the Conversion Amount into Units at the Conversion Price to the extent that, after giving effect to such conversion, the undersigned (together with the Factor’s affiliates acting jointly or in concert with the undersigned, the “Joint Actors”) would beneficially own in excess of 9.9% of the number of the Common Shares issued and outstanding immediately after giving effect to such conversion, on a partially diluted basis assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed Exercise Date. In addition, the parties hereto acknowledge and confirm that the maximum number of Units permitted to be issued by the Seller remains subject to compliance with section 4.6(2) of Exchange Policy 4.”

6.	The following is hereby added as Section 6.1.11 in the Factoring Agreement:

“6.1.11	The Seller shall not, and shall cause each of its subsidiaries and each of their respective officers, directors, employees, affiliates and agents, not to, provide the Factor with any material, nonpublic information regarding the Seller or any of its subsidiaries from and after the date hereof without the express prior written consent of such Factor. If the Factor has, or believes it has, received any such material, nonpublic information regarding the Seller or any of its subsidiaries from the Seller, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agents, it may provide the Seller with written notice thereof. The Seller shall, within one (1) Business Day of receipt of such notice, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Seller, any of its subsidiaries, or any of its or their respective officers, directors, employees, affiliates and agents, in addition to any other remedy provided herein, the Factor shall have the right to make a public disclosure, in the form of a press release of such material, nonpublic information. The Factor shall not have any liability to the Seller, its subsidiaries, or any of its or their respective officers, directors, employees, affiliates, stockholders or agents for any such disclosure. To the extent that the Seller delivers any material, nonpublic information to the Factor without the Factor’s consent, the Seller hereby covenants and agrees that the Factor shall not have any duty of confidentiality to the Seller, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agent with respect to, or a duty to the Seller, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agent not to trade on the basis of, such material, nonpublic information.”

7.	The following is hereby added as Section 6.1.12 in the Factoring Agreement:

“6.1.12	So long as any Indebtedness remains outstanding hereunder, the Seller shall not enter into any public or private offering of its securities (including securities convertible into Common Shares) with any individual or entity (an “Other Investor”) that has the effect of establishing rights or otherwise benefiting such Other Investor in a manner more favourable in any material respect to such Other Investor than the rights and benefits established in favour of the Factor by this Agreement unless, in any such case, the Factor has been provided with such rights and benefits pursuant to a definitive written agreement or agreements between the Seller and the Factor.”

8.	Section 7 in the Second Amending Agreement is hereby deleted.

9.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, as amended pursuant the Section 6 of the Second Amending Agreement to “125 days”, as amended pursuant the Section 2 of the Third Amending Agreement to “156 days”, is hereby deleted and replaced with “246 days”.

10.	In all other respects the terms and conditions set forth in the Factoring Agreement and the Amending Agreement shall remain unamended.

11.	It is agreed and understood that this Fourth Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

12.	This Fourth Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Fourth Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:	/s/ “Francis Letourneau”
Authorized Signatory

ADVANCE FACTORING INC.

Per:	/s/ “Shimshon Posen”
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Fourth Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.

Per:	/s/ “Francis Letourneau”
Authorized Signatory

Schedule 3 (revised April 2024)
Initial Approved Accounts

Deemed Exchange Rate (USD:CAD)		1.35

Category	($USD)	($CAD)
Equipment – DRC	$868,291.77	$1,172,193.89
Equipment – Cameroon	$951,025.67	$1,283,884.65
Services – DRC	$3,234,715.44	$4,366,865.84
Services – Cameroon	$2,968,550.68	$4,007,543.42
MINTA	$1,125,973.80	$1,155,564.63
TOTAL	$9,148,557.36	$11,986,052.44

COMPRISED OF THE FOLLOWING

Invoice Category	Invoice number	Date	($USD)	($CAD)	Notes

Equipment – DRC	NR10127	2021-11-25	$287,266.65	$387,809.98
Equipment – DRC	NR10143	2021-12-08	$30,460.22	$41,121.30
Equipment – DRC	NR10189	2022-06-17	$354,776.55	$478,948.34
Equipment – DRC	NR10207	2022-08-24	$87,472.00	$118,087.20
Equipment – DRC	NR10207	2022-08-24	$1,897.35	$2,561.42
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$143,665.65
Equipment – DRC		TOTAL	$868,291.77	$1,172,193.89

Equipment – Cameroon	NR10107	2021-08-01	$31,026.90	$41,886.32
Equipment – Cameroon	NR10109	2021-08-01	$279,044.15	$376,709.60
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
~~Equipment – Cameroon~~	~~NR10187~~	~~2022-06-07~~	~~$171,773.55~~	~~$231,894.29~~	Recourse Notice (March 20, 2024)
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29	Added Pursuant to 4th Amendment
Equipment – Cameroon	NR10190	2022-06-08	$1,402.12	$1,892.86
Equipment – Cameroon	NR10206	2022-08-24	$27,651.00	$37,328.85
Equipment – Cameroon	NR10206	2022-08-24	$39,350.85	$53,123.65
Equipment – Cameroon	NR10206	2022-08-24	$24,281.70	$32,780.30
Equipment – Cameroon			23,403.00	$31,594
Equipment – Cameroon		TOTAL	$951,025.67	$1,283,884.65

Services – DRC	NR10248	2022-09-30	$77,333.50	$104,400.23
Services – DRC	NR10250	2022-09-30	$418,021.62	$564,329.19
Services – DRC	NR10252	2022-09-30	$382,565.46	$516,463.37
Services – DRC	NR10256	2022-09-30	$234,000.00	$315,900.00
Services – DRC	NR10280	2022-12-31	$40,158.52	$54,214.00
Services – DRC	NR10281	2022-12-31	$87,170.95	$117,680.78
~~Services – DRC~~	~~NR10283~~	~~2022-12-31~~	~~$110,511.21~~	~~$149,190.13~~	Recourse Notice (March 7, 2024)
Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13	Added Pursuant to 4th Amendment
Services – DRC	NR10286	2022-12-31	$376,800.00	$508,680.00	Added Pursuant to 4th Amendment
Services – DRC	NR10299	2023-03-31	$19,487.50	$26,308.13
Services – DRC	NR10301	2023-03-31	$66,799.78	$90,179.70
Services – DRC	NR10303	2023-03-31	$107,436.27	$145,038.96
Services – DRC	NR10305	2023-03-31	$200,000.00	$270,000.00	Added Pursuant to 4th Amendment
Services – DRC	NR10341	2023-06-30	$15,337.50	$20,705.63
Services – DRC	NR10340	2023-06-30	$78,968.75	$106,607.81
Services – DRC	NR10339	2023-06-30	$200,000.00	$270,000.00
Services – DRC	NR10338	2023-06-30	$86,050.27	$116,167.86
~~Services – DRC~~	~~NR10353~~	~~2023-07-31~~	~~$123,381.45~~	~~$166,564.96~~	Recourse Notice (Feb. 22, 2024)
Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96	Added Pursuant to 4th Amendment
Services – DRC	NR10286	2022-12-31	$376,800.00	$508,680.00
Services – DRC		TOTAL	$3,234,715.44	$4,366,865.84

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Services – Cameroon	NR10242	2022-09-30	$77,333.50	$104,400.23
Services – Cameroon	NR10244	2022-09-30	$418,021.62	$564,329.19
Services – Cameroon	NR10246	2022-09-30	$358,655.26	$484,184.60
Services – Cameroon	NR10254	2022-09-30	$234,000.00	$315,900.00
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98
Services – Cameroon	NR10279	2022-12-31	$40,158.52	$54,214.00
Services – Cameroon	NR10282	2022-12-31	$87,170.95	$117,680.78
~~Services – Cameroon~~	~~NR10284~~	~~2022-12-31~~	~~$110,511.21~~	~~$149,190.13~~	Recourse Notice (Feb. 13, 2024)
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13	Added Pursuant to 4th Amendment
Services – Cameroon	NR10285	2022-12-31	$94,200.00	$127,170.00
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$227,168.39
~~Services – Cameroon~~	~~NR10289~~	~~2022-12-31~~	~~$58,595.43~~	~~$79,103.83~~	Recourse Notice (Feb. 12, 2024)
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83	Added Pursuant to 4th Amendment
Services – Cameroon	NR10298	2023-03-31	$22,926.48	$30,950.75
~~Services – Cameroon~~	~~NR10300~~	~~2023-03-31~~	~~$78,588.00~~	~~$106,093.80~~	Recourse Notice (Feb. 2, 2024)
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80	Added Pursuant to 4th Amendment
~~Services – Cameroon~~	~~NR10302~~	~~2023-03-31~~	~~$126,395.66~~	~~$170,634.14~~	Recourse Notice (Jan. 31, 2024)
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14	Added Pursuant to 4th Amendment
~~Services – Cameroon~~	~~NR10304~~	~~2023-03-31~~	~~$58,823.55~~	~~$79,411.79~~	Recourse Notice (Feb. 7, 2024)
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79	Added Pursuant to 4th Amendment
Services – Cameroon	NR10337	2023-06-30	$18,044.12	$24,359.56
Services – Cameroon	NR10336	2023-06-30	$85,845.62	$115,891.59
Services – Cameroon	NR10335	2023-06-30	$58,823.55	$79,411.79
Services – Cameroon	NR10334	2023-06-30	$101,235.65	$136,668.13
Services – Cameroon	NR10352	2023-07-31	$86,331.14	$116,547.04
Services – Cameroon		TOTAL	$2,968,550.68	$4,007,543.42

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Invoice Category	Date	($USD)	($USD) Increase	($CAD)	($CAD) Increased amount see s. 4 of 4th Amendment
MINTA	Dec-23	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jan-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Feb-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Mar-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Apr-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	May-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jun-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jul-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Aug-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Sep-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Oct-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Nov-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Dec-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jan-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Feb-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Mar-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Apr-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	May-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
	TOTAL	$855,973.80	$1,125,973.80	$1,155,564.63	$1,520,064.63

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